Filed by South Mountain Merger Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: South Mountain Merger Corp.
Commission File No.: 001-38947
Date: October 19, 2020

Local blank check company merges with New Jersey payments software company Billtrust

Philadelphia Business Journal, Jeff Blumenthal, Monday, 19 October 2020

Flint Lane, CEO of Billtrust.

A Philadelphia-based special purpose acquisition company has agreed to merge with New Jersey-based online payments company Billtrust.

The investor is South Mountain Merger Corp. (NASDAQ: SMMCU), led by CEO Chuck Bernicker, former chief financial officer of King of Prussia-based fintech CardConnect before it was sold to a SPAC led by Daniel and Betsy Cohen in 2016. South Mountain raised $250 million in an initial public offering in June 2019 with the intention of acquiring a fintech company.

The ultimate target was Billtrust, founded by CEO Flint Lane in 2001 and headquartered in Lawrenceville, New Jersey. The business-to-business payments company boasts 565 employees in 22 different states.

But the deal is not an acquisition. The $250 million being invested will allow the combined company to pay expenses or pad its balance sheet, or allow South Mountain investors to exercise their rights to redeem stock. The SPAC will own 17% of Billtrust at closing while existing shareholders will retain 68% and the company’s founders will have 2%. To support the deal, the company is also conducting a concurrent, $200 million private investment in public equity, or PIPE deal, where publicly traded shares are sold to private investors. The PIPE investors will control 13% of the company.

South Mountain said Billtrust’s equity value is the best number for understanding the value of the merger. The pro forma enterprise value of the company is $1.29 billion, which equates to 10.5 times the estimated 2021 revenue of $123 million.

Upon closing — which is expected in early 2021 — South Mountain will change its name to BTRS Holdings and trade on the Nasdaq Stock Market under a new ticker symbol. Billtrust’s management team – led by Lane, President Steve Pinado and Chief Financial Officer Mark Shifke – will continue to lead the company.

Bernicker is a former TD Bank and Bank of America executive who served as CardConnect’s CFO from the time the company relocated to King of Prussia from Cleveland in 2012 to when it was acquired by the Cohen’s FinTech Acquisition Corp. for $350 million in 2016. CardConnect was then sold a year later to rival First Data Corp. for $750 million in cash.

Since that time, Bernicker has served as a consultant on SPAC deals and decided to sponsor his own, raising $250 million in a 2019 IPO for South Mountain, which has dual headquarters in Philadelphia and New York.

CardConnect had a business relationship with Billtrust and Lane, who served as an executive at BrownStone Solutions and Logic Works before starting electronic billing company PayTrust in 1998. After that company was sold to Metavante in 2001, Lane wanted to start a company to capitalize on the transformation to electronic business-to-business bill management. Almost two decades later, roughly half of all B2B payments are still made by paper check but Billtrust said Covid-19 has accelerated the shift to digital.

Billtrust’s client list has grown to include big companies such as FedEx, Staples and UnderArmour with annual revenue expected to exceed $100 million. The company’s growth has partly come via eight different acquisitions, all funded through private capital. Lane said he sees this transaction more as a capital raise to fund further growth and investment into the company.

“If you asked me last year, I would say no way would I go the SPAC route,” Lane said. “But I have become more educated about them since that time.”

Lane said going public via a SPAC deal means the company can raise more money and get to market faster. He noted that Billtrust raised $100 million total in the past eight years and managed to raise $250 million through the SPAC deal.

“This will really allow us to step on the gas and invest in our company and look at buying other companies,” Lane said. “We also work with some of the biggest companies in the world, and they tend to want to know who they are dealing with. And when you go public, it is all put out there. We are also ready to be public. We have spent the last four years hiring executives with public company experience.”

In 2017, Billtrust chose to locate its nearly 90,000-square-foot headquarters in Lawrenceville after receiving $1.3 million in Grow New Jersey tax credits. The company had been debating a move to Warminster in Bucks County. As part of the deal, Billtrust said it would create 200 new jobs and retain its 228 employees that were working in Hamilton Township. The new headquarters allows Billtrust to draw on talent from both Philadelphia and New York, both about an hour drive from Lawrenceville.

Bernicker and CFO Nick Dermatas are already working on their next SPAC. On Sept. 22, North Mountain Merger Corp. (NASDAQ: NMMCU) raised $132.25 million in an IPO underwritten by Citigroup Global Markets. Just like South Mountain, it intends to focus its search for a target business in the fintech industry.

There has been a massive spike in SPAC-backed deals this year. As of Sept. 23, there were 108 SPAC deals in 2020 for a volume of $41 billion, according to financial data provider Dealogic. With more than three months left in the year, those numbers were already twice as high as 2019’s record of 59 SPAC deals worth a combined $13.5 billion. The Cohen family has sponsored seven different SPACs over the past five years.

Important Information and Where to Find It

A full description of the terms of the transaction is expected to be provided in a registration statement on Form S-4, which will include a proxy statement/consent solicitation/prospectus, to be filed by South Mountain with the SEC. South Mountain urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/consent solicitation/prospectus as well as other documents filed with the SEC because these documents will contain important information about South Mountain, Billtrust and the transaction. After the registration statement is declared effective, the definitive proxy statement/consent solicitation/prospectus to be included in the registration statement will be mailed to stockholders of South Mountain as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain a copy of the proxy statement/consent solicitation/prospectus, without charge, by directing a request to: South Mountain Merger Corporation, 767 Fifth Avenue, 9th Floor, New York, NY 10153. The preliminary and definitive proxy statement/consent solicitation/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

South Mountain and Billtrust, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of South Mountain is set forth in South Mountain’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 20, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction will be set forth in the proxy statement/consent solicitation/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of South Mountain or Billtrust, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward- looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, South Mountain’s and Billtrust’s ability to consummate the transaction between them, the estimated implied enterprise value of the Company, the capabilities and benefits to customers of Billtrust’s technology platform, the advantages and expected growth of BPN, Billtrust’s ability to scale and grow its business, Billtrust’s ability to digitally transform the AR industry, the cash position of the Company following closing, the timing of the closing of the transaction and South Mountain’s ability to obtain the financing through the PIPE and non-redemption commitment necessary to consummate the potential transaction. These statements are based on various assumptions and on the current expectations of South Mountain’s and Billtrust’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of South Mountain and Billtrust. These forward looking statements are subject to a number of risks and uncertainties, including Billtrust’s ability to attract and retain customers and expand customers’ use of Billtrust’s products or services; market, financial, political and legal conditions; the impact of the COVID-19 pandemic on Billtrust’s business and the global economy; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of South Mountain or Billtrust is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial and operating information with respect to Billtrust; risks related to future market adoption of Billtrust’s offerings; risks related to Billtrust’s market strategy and subscription business model; the effects of competition on Billtrust’s future business; the amount of redemption requests made by South Mountain’s public stockholders; the ability of South Mountain or the combined company to issue equity, including in the PIPE, or equity-linked securities in connection with the proposed business combination or in the future, and those factors discussed in South Mountain’s final prospectus filed on June 21, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, in each case, under the heading “Risk Factors,” and other documents of South Mountain filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that South Mountain and Billtrust presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect South Mountain’s and Billtrust’s expectations, plans or forecasts of future events and views as of the date of this press release. South Mountain and Billtrust anticipate that subsequent events and developments will cause their assessments to change. However, while South Mountain and Billtrust may elect to update these forward-looking statements at some point in the future, South Mountain and Billtrust specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing South Mountain’s or Billtrust’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.